Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On July 17, 2018, members of senior management of Rite Aid provided the below presentation to each of ISS and Glass Lewis to provide information on the proposed merger with Albertsons Companies, Inc. and the combined company. Rite Aid intends to use this presentation from time to time with certain investors.

Creating a Leader in Food, Health and Wellness INVESTOR Presentation July 17, 2018 1

Forward-Looking Statements 2 Important Notice Regarding Forward-Looking Statements This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that Albertsons is unable to achieve its guidance, the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018. Information contained in this presentation that is specific to Rite Aid or Albertsons, including financial information and guidance, was supplied solely by the company as to which the information relates. Neither company independently verified the information supplied by the other company, and each company is solely responsible for such information supplied.

Additional Disclosures 3 Additional Information and Where to Find It In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN. Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP measures This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA and net debt (collectively, the "Non-GAAP Measures"). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non-GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

Transaction overview 4

Merger is The Right Combination At the Right Time 5 Includes expected full run-rate cost synergies of $375mm that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one-time cost of $400mm. Note this does not include revenue opportunities. 29.6% if all shareholders elect stock or 28.0% plus approximately $200 million in cash if all shareholders elect combination of cash and stock. Associated one-time costs to achieve of $400 million for cost synergies and $300 million for revenue opportunities. Enhanced Competitive Position Thorough Review of Strategic Options Significant Upside for Rite Aid Shareholders Accelerates Rite Aid’s transformation and improves its ability to compete in a consolidating and evolving marketplace Increased scale and density, with an expected $83 billion in sales, improved Adjusted EBITDA of $3.7 billion(1), diversified profits, reduced leverage and enhanced strategic position in key markets Creates omni-channel ecosystem through integrated pharmacy, grocery and PBM channels, enhancing ability to serve customers where, when and how they want to shop Robust discussions with multiple third parties over an extended time period around a range of strategic options for Rite Aid and considered Rite Aid’s strategic position as a standalone company Process included significant Board oversight and involvement Negotiating committee excluded Rite Aid Chairman and CEO No superior alternatives resulted from these efforts Rite Aid shareholders to own 28.0% - 29.6% stake in a larger combined company(2) Rite Aid shareholders’ stake in the combined company exceeds Rite Aid’s relative contribution, providing potential to deliver greater long-term value Significant additional value from $375 million in expected annual cost synergies and $3.6 billion incremental annual revenue opportunities expected to be realized by the end of February 2022(3)

Most attractive option IN the Range of alternatives considered 6 Considered unsolicited offers for EnvisionRxOptions, which were deemed to not be in the best interest of the company or shareholders EnvisionRxOptions is a critical asset in advancing strategy to deliver cost effective solutions to payors and providers Sale would undercut diversification efforts Would leave company with reduced growth opportunities and more exposed to retail pharmacy Rapidly evolving retail healthcare environment underscores need to accelerate Rite Aid’s transformation Continued evolution in the marketplace with increased competition, drug reimbursement rate pressure and market consolidation Risk of payor concentration and significant reliance on pharmacy Capital constraints imposed by Rite Aid’s leveraged balance sheet, even after store sale to Walgreens Boots Alliance (WBA) Merger with WBA terminated after no clearance by FTC; completed alternative store sale to WBA in March 2018 Explored combinations with an extensive list of potential partners No other credible bidder with a more compelling alternative emerged during either the WBA or Albertsons processes No proposals received from any party in the five months following merger announcement; break-up fee of $65 million not a significant impediment for interested third parties Conclusion: The transaction with Albertsons delivers superior value and greater certainty for shareholders than other alternatives Standalone Company Strategy Potential Business Combinations Strategy for EnvisionRxOptions

Merger tracks with EVOLVING HEALTHCARE strategies Engage with patients in low cost settings Integrate pharmacy into healthcare ecosystem Leverage scale through horizontal acquisitions Converge with retail Drive customers to stores, focus on overlapping populations and develop value-added services in convenient formats Expand clinics and other value added services in Albertsons stores Use retail pharmacy to reduce healthcare costs Build density and scale to increase access in key markets through addition of 1,777 Albertsons pharmacies, attract narrow networks and reduce operating costs Reduce costs through vertical integration Improve clinical outcomes and reduce healthcare costs through PBM Key Trends Other Industry Initiatives Albertsons Rite Aid Strategic Opportunities Co-Branded Rx Plan (PDP) 7 Expand online pharmacy channel Expand ecommerce offering through home delivery and Instacart

MERGER Accelerates rite aid’s strategic and financial transformation 8 Increased Geographic Presence New Levers for Growth Solidifies Financial Strength 1 2 3 The #3 drug store player with ~2,530 counters(1) to the leader in Food, Health & Wellness with 4,310 counters Creates compelling value for our customers and our shareholders Convenience and format choice for customers Leading position in key markets Leverage strength and capabilities of both companies New customer lives Transforms front end Access new markets Strong cash flow for future investment Diversifies revenue and profit streams Substantial synergy opportunity Based on number of locations as of June 2, 2018.

Reimbursement Rate Pressure is impacting EBITDA 9 Reimbursement rates have consistently declined, increasingly impacting Rite Aid’s EBITDA Continued consolidation among payors EBITDA decline has accelerated as fewer options remain to offset reimbursement rate pressure Fewer brand drugs going generic Consolidation among generic manufacturers negatively impacts cost savings Significant actions to improve costs already reflected in EBITDA run rate ($ in millions) Note: Data reflects total consolidated Rite Aid, including discontinued operations. ($688.6) ($774.9) ($827.9) ($573.2) ($2.1) ($21.9) ($369.7) ($284.5) ($900) ($800) ($700) ($600) ($500) ($400) ($300) ($200) ($100) $0 FY15 FY16 FY17 FY18 Reimbursement Rate Y/Y Change EBITDA Y/Y Change

10/27/15: WBA announces acquisition of RAD Transaction Follows multiple strategic actions in evolving market 10 2/20/18: ACI/RAD merger announced 12/3/17: CVS Health announces acquisition of Aetna 3/8/18: Cigna announces acquisition of Express Scripts 3/28/18: HSR expiration for ACI merger 6/28/18: Amazon announces acquisition of PillPack Stock Price Percentage Change 1/20/17: Rumor FTC will block WBA acquisition 6/29/17: RAD terminates WBA merger; agrees to alternate transaction to sell assets to WBA 9/18 and 9/19/17: Discussions with ACI resume; RAD amends terms of WBA asset purchase 1/30/17: RAD and WBA agree to amend merger agreement to lower price, allow more divestitures and extend time to close -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 10/26/15 2/26/16 6/26/16 10/26/16 2/26/17 6/26/17 10/26/17 2/26/18 6/26/18 RAD CVS / WBA

Significant value upside for rite aid shareholders 11 Synergies Provide Significant Value Upside to Rite Aid Shareholders Source: Public filings. Pre announcement equity value based on February 16, 2018 stock price of $2.13 and 1.1bn fully diluted shares outstanding. Based on Kroger FV / FY Feb. 2019E EBITDA as of July 12, 2018 of 7.1x and Albertsons net debt of ~$10.6bn as of Q1 ending June 2018. Based on weighted average multiple assuming Rite Aid at market (8.0x) and Albertsons at 6.6x (0.5x discount to Kroger multiple). Rite Aid multiple based on net debt of $2.8bn (inclusive of proceeds from sale of three distribution centers to WBA). Includes $400mm one-time cost to achieve synergies on a pro rata basis (~$118mm). % Contribution EBITDA (FY Feb. 2019E) EQUITY VALUE (Illustrative) Ownership (Assuming all stock election) (2) (1) ($Billions) (@ Pre-Ann. Stock Price of $2.13) (@ 0.5x.Discount to Kroger Multiple) 29.6% Rite Aid Pro Forma Ownership $375mm Run-Rate Cost Synergies ~6.9x(3) Weighted Avg. Multiple ~$650mm(4) Before Revenue Synergies ~30% Receiving Greater Ownership Than Contribution $0.6 $2.3 2.7 7.3 $3.3 $9.6 19% 24%

Compelling strategic RATIONALE 12

CREATING A LEADER IN FOOD, HEALTH AND WELLNESS

4,868
Stores

4,310
Pharmacies

$12bn
Own Brands

SAFEWAY · Albertsons · RITE AID · shaw's · Jewel Osco · PAVILIONS · ACME · Tom Thumb · United supermarkets · Plated.

Highly recognizable banners

40+ million
Customers per week

336,000
Associates

Integrated PBM Platform
Over 4 million lives under management

#1 or #2
Share in ~66% of MSAs

$83bn
Revenue(1)

$3.3bn
Adj. EBITDA(1)

Note: Financial figures add together LTM statistics for Rite Aid and Albertsons Companies per respective latest Q4, other than share in MSA which is an Albertsons figure, and lives under management (Includes Envision Rx Options).

(1) On June 27, 2018, Rite Aid provided Adjusted EBITDA and net income guidance for its FY ending February 2019. For further information about this guidance, including a reconciliation of the Adjusted EBITDA range to the net income (loss) range, see the Appendix to this presentation or Rite Aid's Form 8-K dated June 27, 2018. On July 16, 2018, Albertsons provided a financial outlook for FY ending February 2019. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the Appendix to this presentation or Albertsons' Form 8-K dated July 16, 2018. Numbers exclude estimated synergies expected from the transaction.

13

WITH THE ALBERTSONS MERGER, RITE AID'S FINANCIAL PROFILE IS TRANSFORMED

$ billions	RITE AID (Continuing Operations)		RITE AID + Albertsons Companies		
Revenue[1]	$22	▶	$83	▶	~4x larger
Adj. EBITDA[1] *% margin*	$0.6 *3.0%*	▶	Excl. / Incl. Cost Synergies[5] $3.3 / $3.7 *4.1% / 4.5%*	▶	~6x larger Higher margins
Net Debt / Adj. EBITDA[2]	4.8x[3]	▶	Excl. / Incl. Cost Synergies[5] 4.1x / 3.8x[4] Expected <2.75x within 36 mos.	▶	Lower leverage

Note: Revenue and Adj. EBITDA figures presented are estimates for FY ending February 2019. Rite Aid projected EBITDA is ~$645mm (representing the mid-point of the guidance range) and Albertsons projected EBITDA is $2,700mm.

(1) On June 27, 2018, Rite Aid provided Adjusted EBITDA and net income guidance for its FY ending February 2019. For further information about this guidance, including a reconciliation of the Adjusted EBITDA range to the net income (loss) range, see the Appendix to this presentation or Rite Aid's Form 8-K dated June 27, 2018. On July 16, 2018, Albertsons provided a financial outlook for FY ending February 2019. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the Appendix to this presentation or Albertsons' Form 8-K dated July 16, 2018.

(2) Rite Aid net debt of $3.0bn as of June 2, 2018 (excluding proceeds to be realized in the future from the sale of three distribution centers to WBA); Albertsons net debt of $10.6bn as of June 16, 2018. Pro forma net debt excludes proceeds to be realized in the future, refinancing, transaction costs and $200mm potential cash consideration from cash election.

(3) Based on LTM June 2, 2018 Adj. EBITDA of $635mm.

(4) Based on FY February 2019E EBITDA.

(5) Includes expected full run-rate cost synergies of $375mm that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one-time cost of $400mm. Note this does not include revenue opportunities.

14

rite aid’s STRATEGIC POSITION dramatically enhanced 15 Pro Forma LTM Revenue ($ billions) Creating a Top Five Food & Drug Retailer Pharmacy Counters Nationwide(1) 4,640 9,760(2) 9,430(3) 2,270 4,310 1,700(4) ~2,530 Rite Aid data as of June 2, 2018. Data for other companies based on most recent 10-K filings or Wall Street equity research estimates. Includes 1,695 pharmacies within Target stores. Includes 1,932 pharmacies acquired from Rite Aid and pro forma for announced 600 store closures. Target pharmacies are operated by CVS and are also captured in CVS store count. Combined company will have significantly improved scale and competitive position $300 $186 $123 $112 $83 $72 $22

 4,310 2,270 9,760(3) 9,430(4) 4,640 Building competitive advantage through combination of pharmacy & grocery 16 Standalone Pharmacies Fresh(1) PBM Drive Up & Go & Grocery Delivery Meal Kits in-store and online subscription Loyalty Program Pharmacy Counters Nationwide(2) Includes produce, meat, seafood, deli and bakery. Rite Aid data as of June 2, 2018. Data for other companies based on most recent 10-K filings or Wall Street equity research estimates. Includes 1,695 pharmacies within Target stores. Includes 1,932 pharmacies acquired from Rite Aid and pro forma for announced 600 store closures.

MERGER STRENGTHENS RITE AID'S POSITION IN ATTRACTIVE LOCAL MARKETS

- Overlapping geographic presence creates market leadership in key local markets on East and West Coasts
- Combined company #1 integrated food and drug retailer on the West Coast[1]
- Strong combined position in the Northeast



#1 Seattle
#1 Portland
#1 Intermountain
#1 Nor Cal
#1 So Cal
#2 Denver
#2 Southwest
#1 United
#3 Southern
#1 Jewel Osco
#2 Shaw's
#2 Acme
#2 Eastern
#1
#1
#1
#1
#3
#2
#2
#2
#3
#1
#3
#1
#3
#3
#2
#2
#3
Rite Aid location
Albertsons location
Total pharmacy count[2]
Grocery regional rank[3]

Note: Rite Aid information is pro forma for its store divestitures to WBA. The sale of all 1,932 stores under the asset purchase agreement with WBA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018. For Albertsons, state of Alaska is part of Seattle operating division and state of Hawaii is part of the Nor Cal operating division. Grocery regional rank is based on markets in which Albertsons regional chains compete.

(1) Ranked by store count.

(2) Pharmacy share (green circle) based on number of stores vs. competitors in a given state.

(3) Grocery regional ranks (blue circle) based on Nielsen Food Channel analysis data (excluding mass) for calendar Q3'17 across Albertsons' operating divisions.

17

Southern California market illustrates expanding convenience in our most attractive markets 18

Combination Strengthens our pharmacy Presence in important states 19 Share based on number of pharmacy counters in a given state. Includes all Philadelphia area CBSAs. State Pharmacy counters Counter Share(1) Total Pharmacy Counters Counter Share(1) Rank CA 569 10.4% 945 17.3% #2 PA(2) 614 19.6% 676 21.6% #1 WA 138 13.3% 329 31.7% #1 OR 73 12.9% 182 32.0% #1

($ millions) Branded Product COGS Savings Own Brand Penetration & COGS Savings Pharmacy Purchasing & Operational Efficiencies Marketing & Advertising, Insurance, Utilities, Other Corporate & Regional Functions Supply Chain & Manufacturing 20 $375mm Run-Rate Cost Synergies(1) (1) Run-rate cost synergies expected to be realized by the end of February 2022, with associated one-time cost of $400mm. SUBSTANTIAL Estimated Cost SYNERGIES Rite Aid and Albertsons have proven track records of cost reduction, integration success and synergy realization

Additional opportunities to drive traffic and growth 21 Incremental Revenue Opportunities of $3.6 Billion(1) Approach payors and PBMs to create preferred network leveraging numerous convenient locations across multiple states Narrow Networks Increase traffic and basket size by rebranding certain pharmacies as Rite Aid(2) and merging or cross-offering loyalty programs Network Effect Broaden health and wellness value proposition to create an omni-channel retail experience Broader Health Value Proposition Leverage Front End capabilities and pharmacy expertise to enhance customer offering Enhanced Customer Experience Creating long term solutions to meet customers where, when and how they want to shop Digital & eCommerce ~65% of total revenue opportunities Grocery Customer Pharmacy Customer (1) Expected to be realized by the end of February 2022, with associated one-time costs of $300 million. (2) Excludes Jewel Osco.

FOCUSING ON RELATIONSHIPS WITH OUR MOST VALUABLE CUSTOMERS

National Pharmacy Brand With More Options And Convenience For Customers

- **4,310** Pharmacies
- **$15bn** Annual Combined Pharmacy Sales[2]
- **~325** Health Clinics
- **317m** Annual Combined Script Count
- Rx customers visit **2.3x per week** vs. 0.8x for non-Rx

Albertsons Rx Customers Spend Significantly More Than Non-Rx Customers[1]



Spend per transaction
>3.5x
Higher total spend per week
>2.5x
Higher grocery spend per week
~$24
~$92
~$26
~$66
Grocery customer
Rx customer
Grocery spend
Rx spend

Our nationally recognized pharmacy brand will appeal to preferred networks and drive valuable incremental pharmacy customers

(1) Based on Albertsons customer data for FY'17 Q3.
(2) Does not include Front End or EnvisionRx sales.

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RITE AID SHAREHOLDERS BENEFIT FROM ALBERTSONS' FINANCIAL MOMENTUM

Albertsons' Strong Recent Trends

- Albertsons' last two quarters demonstrated strong sales and EBITDA performance
- Positive identical store sales of 0.6% in Q4-FY17 and 0.2% in Q1-FY18[3]
- Adj. EBITDA up $25mm year-over-year in Q4-FY17 and $44mm in Q1-FY18, exceeding Q1-FY18 internal expectations
- Own Brands sales penetration up 56 bps to 24% in Q1-FY18
- Since merger announcement, has outperformed expectations

Albertsons' FY 2018 Outlook[1]

- Identical store sales growth: 1.5% - 2.0%
- Adj. EBITDA: $2.7bn
- Interest expense: relatively flat
- Effective tax rate: 25% - 27% (excluding discrete items)
- Capital expenditures: ~$1.2bn

FY 2017 – FY 2018E Adj. EBITDA Bridge[2]

($ millions)



$2,398
~$170
~$100
~$30
$2,700
EBITDA FY 2017A
Inventory Shrink Improvement
Incremental Safeway Synergies
Other
EBITDA FY 2018E

Source: Management estimates.

(1) Based on FY 2018E (fiscal year ending February 2019) Albertsons management outlook as reported in Albertsons' Form 8-K filed with the SEC on July 16, 2018. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the Appendix to this presentation.

(2) Represents estimates for fiscal year ending February 2019.

(3) Excludes fuel sales.

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Equity analysts Highlight merits of the transaction 24 Strongest Strategic Option “...we view the deal as preferable for Rite Aid shareholders relative to the company pursuing a stand-alone strategy.” - J.P. Morgan, Feb 21, 2018 “We believe there is a low likelihood that others step in with a competing bid.” - J.P. Morgan, Feb 21, 2018 Necessary Scale and Capabilities Enhanced Competitive Position “With 4,345 pharmacies post-close, the combined company will be better positioned, due to greater scale and broader geographic presence, to compete for preferred pharmacy networks. Additionally, the combination of RAD and ABC provides greater leverage in discussions with MCK, which could result in better and/or earlier relief in its drug purchasing costs.” - Cowen, May 15, 2018 “We believe the increased scale should provide additional leverage in negotiations with the supply chain . allows the Rite Aid business to become part of a more diversified business allows for a greater opportunity to reinvest cash flow into the store base. Further, we point to the ability to leverage a broader footprint in key markets as it relates to narrow/preferred network opportunities under EnvisionRx integrated PBM model.” - J.P. Morgan, Feb 21, 2018 “CVS and WBA will face a stronger competitor as opposed to a share donor as they have in recent years with RAD” - Leerink, Feb 20, 2018 “We think the acquisition by ABS is the best outcome for RAD shareholders, given the challenges it was facing as a smaller, regional pharmacy player.” - Cowen, May 15, 2018 “We think this is a good option for the remaining pro forma RAD as it yields attractive synergies, makes the combined company a stronger regional player” - Mizuho, Feb 20, 2018 “We do not expect any other bidders for RAD.” - Mizuho, Feb 20, 2018 “We also think that the omni-channel platform makes the business more defensible against the potential threat of AMZN and retailers offering delivery services.” - Cowen, May 15, 2018 “...this quarter's results reaffirm our belief in the achievability of the $3.7B in proforma adj. EBITDA, which includes cost synergies, that mgmt provided when it announced its acquisition by Albertsons. We continue to believe that rationale for the deal makes sense.” - Cowen, June 27, 2018 Note: Permission to use analyst quotes not sought or granted.

Robust strategic process 25

board Followed Thorough Process 26 (1) Note: No additional offers received to date. Robust Exploration of Strategic Options with Multiple Parties Extensive Due Diligence on Albertsons Detailed Vetting of Cost and Revenue Synergy Projections Process Conducted with Thoughtfulness Under Guidance of Full Board Board Able to Entertain “Superior Proposal”(1) Reasonable $65mm Break Fee Does Not Significantly Impede Superior Offer

Transaction grew out of diligent process Strong Process and Diligent Execution Multiple Alternatives Reviewed Public and Transparent Board of Directors met regularly to evaluate strategic alternatives between 2014 through 2018 Negotiating committee excluded Rite Aid Chairman and CEO, and process managed by full Board From 2014 through 2018, engaged in discussions with an extensive list of third parties Reviewed several alternatives including: Maintaining standalone strategy Acquisitions or business combinations Sale of assets or businesses WBA merger review and subsequent termination was highly public and provided other potential interested parties time to emerge, but they did not No bona fide alternative transactions have been proposed since the announcement of the Albertsons merger 27

Support this value enhancing transaction 28 Includes expected full run-rate cost synergies of $375mm that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one-time cost of $400mm. Note this does not include revenue opportunities. 29.6% if all shareholders elect stock or 28.0% plus approximately $200 million in cash if all shareholders elect combination of cash and stock. Associated one-time costs to achieve of $400 million for cost synergies and $300 million for revenue opportunities. Enhanced Competitive Position Thorough Review of Strategic Options Significant Upside for Rite Aid Shareholders Accelerates Rite Aid’s transformation and improves its ability to compete in a consolidating and evolving marketplace Increased scale and density, with an expected $83 billion in sales, improved Adjusted EBITDA of $3.7 billion(1), diversified profits, reduced leverage and enhanced strategic position in key markets Creates omni-channel ecosystem through integrated pharmacy, grocery and PBM channels, enhancing ability to serve customers where, when and how they want to shop Robust discussions with multiple third parties over an extended time period around a range of strategic options for Rite Aid and considered Rite Aid’s strategic position as a standalone company Process included significant Board oversight and involvement Negotiating committee excluded Rite Aid Chairman and CEO No superior alternatives resulted from these efforts Rite Aid shareholders to own 28.0% - 29.6% stake in a larger combined company(2) Rite Aid shareholders’ stake in the combined company exceeds Rite Aid’s relative contribution, providing potential to deliver greater long-term value Significant additional value from $375 million in expected annual cost synergies and $3.6 billion incremental annual revenue opportunities expected to be realized by the end of February 2022(3)

Appendix

Key transaction terms Consideration For every 10 Rite Aid shares, Rite Aid shareholders will receive either (i) 1 share of Albertsons plus $1.832 in cash, without interest or (ii) 1.079 shares of Albertsons If all Rite Aid shareholders elect to receive shares plus cash, former Rite Aid shareholders will own appx. 28.0%(1) If all Rite Aid shareholders elect to receive solely Albertsons shares, former Rite Aid shareholders will own approx. 29.6% Closing Considerations Transaction expected to close in the second half of calendar 2018 Subject to customary remaining closing conditions, including Rite Aid shareholder approval and receipt of regulatory approval from the Ohio Department of Insurance Albertsons Shareholder Commitment Albertsons shareholders subject to a 180 day lock-up following merger closing Provisions for orderly monetization over at least the 18 months thereafter Provisions prohibiting most significant current Albertsons shareholders from voting collectively as a block Board of Directors Majority of independent directors 4 directors named by Albertsons (Robert G. Miller (Chairman), Lenard B. Tessler (Lead Director), Allen M. Gibson and B. Kevin Turner) 4 directors named by Rite Aid (John T. Standley, David R. Jessick, Michael N. Regan and Marcy Syms) 1 jointly designated independent director (Sharon L. Allen) (1) If all Rite Aid shareholders elect to receive shares plus cash, the pro forma fully diluted number of Albertsons shares will be 392.9 million. 30

Thoughtful merger agreement mitigates shareholder risk 31 Strong SHAREHOLDER PROTECTIONS IN PLACE Merger includes standstill agreement with Albertsons’ largest shareholder, capping ownership at 30% of combined company Provisions prohibiting most significant current Albertsons shareholders from voting collectively as a block by coordinating the exercise of voting rights, forming a group, or purchasing common stock from each of the other current Albertsons shareholders until the earlier of five years or such shareholder owning less than 5% of the combined company Six-month lockup for current Albertsons shareholders, with orderly sell-down process in place thereafter Significant rite aid representation ON combined BOARD Board to include 9 highly qualified directors, the majority of whom will be independent Representation rights for Cerberus fall away with decreased ownership

Roadmap to completion 32 Hart-Scott-Rodino (HSR) expired March 29, 2018 Filed definitive proxy statement on June 25, 2018 Receive regulatory approval from the Ohio Department of Insurance Obtain shareholder approval on August 9, 2018 Expected to close transaction in second half of 2018

ALBERTSONS Q1'18 RESULTS

Commentary

- Total Albertsons sales during Q1'18 increased 1.0% to $18.7bn compared to $18.5bn in Q1'17, driven by ID sales increase of 0.2% and higher fuel sales
  - E-Commerce sales, including Instacart and Plated meal kits, grew 108% year over year
- Excluding fuel, Albertsons gross margin during Q1'18 increased 60 basis points year over year, primarily attributable to:
  - Improved product mix as higher margin categories including fresh and organic continue to outgrow the rest of the store
  - Lower shrink expenses year over year as well as sequentially
  - Own Brands penetration increased 56 basis points to 24%
  - Lower advertising costs as the company reduced print and in-store tag costs
- Albertsons Adjusted EBITDA during Q1'18 increased $44m to $816m or 4.4% of sales compared to $772m or 4.2% of sales in the same period last year, primarily driven by:
  - Benefit from ID sales of 0.2%
  - Improved gross profit
  - Realization of cost reduction initiatives and Safeway merger synergies
- In Q1, Albertsons continued its disciplined philosophy of managing Capex, and spent $350M in Capex, or $313M excluding one-time Safeway integration Capex
  - Healthy cadence of 24 major remodels and 2 new stores
  - Continued focus and Capex spend in technology, E-Commerce, and automation that positions Albertsons well for long-term success and competitiveness
- Strong Q1'18 performance that exceeded Albertsons' internal expectation on Adj. EBITDA, coupled with the remaining Safeway synergies, cost savings initiatives, and improving ID sales provide further confidence in achieving Albertsons' FY'18 outlook

Summary Financials

($ in millions)	Actual 16 Weeks 16-Jun-18	Actual 16 Weeks 17-June-17	Variance
Sales	**$18,653**	**$18,460**	**1.0%**
ID Sales %	*0.2%*	*(2.1%)*	*2.3%*
Gross Profit	**$5,171**	**$5,059**	**2.2%**
Gross Margin %	*27.7%*	*27.4%*	*30bps*
Excluding Fuel			*60 bps*
Adjusted EBITDA	**$816**	**$772**	**$44**
Margin %	*4.4%*	*4.2%*	*20 bps*
Capex (Excl. Integration)	**$313**	**$382**	**($69)**

33

Albertsons’ Fy’18 outlook ($ in millions) 34 Source: Management estimates. (1) Based on FY 2018E Albertsons management outlook as reported in Albertsons’ Form 8-K filed with the SEC on July 16, 2018. (2) Represents estimates for FY’19E ending February 2019. (3) Includes offset of union contract, minimum wage and other normal cost increases. FY’18 Outlook(1) Albertsons expects continuation of positive ID sales momentum and ID sales to grow to 1.5% - 2.0% in FY’18 Albertsons expects continued improvement in its operating results and is confident in achieving EBITDA of ~$2,700m, which is primarily attributable to: $170m of improvement in shrink expense (30 bps), which had been elevated in part by system conversion activities $100m of incremental Safeway merger synergies from DC consolidation and elimination of TSA fees paid to SUPERVALU as the company converts all remaining stores in Jewel, Acme and associated distribution centers $30m of other items include identified cost reduction initiatives, margin improvement from increasing Own Brands penetration and fresh mix-shift, partially offset by union contract, minimum wage and other normal cost increases Albertsons expects to spend ~$1.2bn in Capex in FY’18 Continue to upgrade its store base by focusing on remodels and resets, accelerate investment in technology, E-Commerce, supply chain automation as well as file buys Albertsons expect its effective tax rate to be in the range of 25% to 27%, excluding one-time discrete items Albertsons expect its interest expense to remain relatively flat year over year FY’17 – FY’8E Adj. EBITDA Bridge(2) (3) $2,398 ~$170 ~$100 ~$30 $ 2,700 EBITDA FY 2017A Inventory Shrink Improvement Incremental Safeway Synergies Other EBITDA FY 2018E

Rite Aid – Reconciliation of net loss to adjusted ebitda (FY ending February 2019 guidance) Source: Rite Aid's Form 8-K dated June 27, 2018. 35 FYE February 2019 Guidance Range ($ in millions) Low High Net loss ($95) ($40) Adjustments: Interest expense 210 210 Income tax benefit (15) (10) Depreciation and amortization 380 380 LIFO charge 35 35 Loss on debt retirements 15 15 Store closings and impairment charges 40 40 Other 45 45 Adjusted EBITDA $615 $675

Albertsons – Reconciliation of net income to adjusted ebitda Source: Albertsons earnings release dated July 16, 2018 and Form 10K dated May 11, 2018. Related to activities to integrate acquired businesses, primarily the Safeway acquisition. Includes expenses related to acquisition and financing activities. Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense (exclusive of the charge related to the Collington acquisition) in excess of cash contributions, gain / loss on interest rate and commodity hedges, gain / loss on debt extinguishment, and facility closure and related transition costs. 36 ($ in millions) Q1 Ending June 2018 Full Year FYE February 2018 Net income (loss) ($18) $46 Depreciation and amortization 537 1,898 Interest expense, net 255 875 Income tax benefit (3) (964) EBITDA $771 $1,855 Adjustments: Integration costs (1) 71 156 Acquisition-related costs (2) 13 62 Equity-based compensation expense 13 46 Net (gain) loss on property dispositions, asset impairment and lease exit costs (40) 67 Goodwill impairment -- 142 LIFO expense 10 3 Other (3) (21) 67 Adjusted EBITDA $816 $2,398

Albertsons – Reconciliation of operating income to adjusted ebitda (FY ending February 2019 guidance) Source: Albertsons Form 8-K dated July 16, 2018. Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid. Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties. 37 FYE February 2019 Guidance Range ($ in millions) Low High Operating income $475 $550 Adjustments: Depreciation and amortization 1,900 1,890 Acquisition and integration costs (1) 155 145 Equity-based compensation expense 45 40 Other adjustments (2) 105 95 Adjusted EBITDA $2,680 $2,720